                                                       Filed by webMethods, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                          Subject Company: Active Software, Inc.

                                                   Commission File No. 000-26367


On May 23, 2000, Charles Allen, Vice President of Marketing of webMethods, Inc., and Zack Urlocker, Vice President of Marketing of Active Software, Inc., participated in an internet radio interview on RadioWallStreet.com. The following is a transcript of the interview, which is being made available to the public by RadioWallStreet.com.


RADIOWALLSTREET: INTERVIEW WITH CHARLES ALLEN OF WEBMETHODS AND ZACH URLOCKER OF ACTIVE SOFTWARE

                                             MODERATOR: STEVEN BUCHSBAUM
                                             MAY 23, 2000

Operator: Welcome to RadioWallStreet.com. This program is subject to the forward-looking statement located at the bottom of the Web page.

Featured on today's segment is an interview with Charles Allen, Co-Founder and Vice President of Product Marketing with webMethods (WEBM;
http://www.webmethods.com/), and also Zach Urlocker, Vice President of Marketing with Active Software (ASWX; http://www.activesw.com/). Conducting the interview for RadioWallStreet.com is Steven Buchsbaum.

Please go ahead, sir.

Steven Buchsbaum: Well, I want to wish Zach Urlocker and Charles Allen welcome to RadioWallStreet.com, gentlemen.

Unknown:  Thank you.

Unknown:  Thank you.

Steven Buchsbaum:  How you doing?

A quick note for our sponsors today, (Trend Trader), where trading and technology come together offering a direct electronic access trading to (SOES),
(ECN) and dot systems. Please click on (Trend Trader) ad now. You'll not lose your audio. I want to thank (Trend Trader) for today's show.

First of all, gentlemen, congratulations on a $1.3 billion transaction with webMethods purchasing Active Software. That's quite a shock. I don't think a lot of people were caught off guard.

Charles Allen:  We are absolutely thrilled.

Steven Buchsbaum: Well, is this Charles? I want to make sure I got the voices (INAUDIBLE).

Charles Allen:  Yes, this is Charles.

Steven Buchsbaum: Is this Charles? OK, Charles is Co-Founder/Vice President of Product Marketing for webMethods. What do you see as the value added of merging these two companies? What's the value?

Charles Allen: Well really, enterprise application integration and business-to-business integration are distinctive disciplines. There's different set of requirements and the place that they have a lot is really a need to connect into internal systems. We've been working with Active Software over the past couple of years, actually, and have an integration between the two products that we began shipping recently with some production customers and you know, we've been hearing both from the field. The customers want an end-to-end solution that addresses both domains and this really is providing that seamless integration.

Steven Buchsbaum: When you say end-to-end solution, talk about, you know, what you each provide alone and then how you're going to change that once you merge.

Charles Allen:  Zach, you want to go ahead?

Zach Urlocker: Sure, yeah. What Active Software has always provided is the focus on enterprise application integration meaning inside a company and you can think of what we do as it's the last mile in integrating what's a worldwide bazaar of marketplaces and exchanges that run 24 - excuse me, 24 by 7 around the world. And so Active Software came at it offering the enterprise application integration and webMethods, of course, bringing the B-to-B integration which they developed.

Charles Allen: Yeah, one of the major differences is that inside the enterprise you really are focusing on the diversity of the different applications you need to connect to, whereas in the business-to-business integration world you're focusing on the diversity of business-to-business frameworks and business-to-business message sets and also (INAUDIBLE) managing a very complex community of partners you need to connect to.

Steven Buchsbaum: So, say before this, you know, acquisition, a corporate customer would have to buy separate products from both? Now when you do this acquisition, it should run seamless using both products but under one platform?

Zach Urlocker: That's exactly it because today customers are wondering how will they integrate the integration systems. It's kind of an ironic situation and now with webMethods there's a single platform that can be offered that does the end to end inside the enterprise and outside the firewall.

Steven Buchsbaum:  OK.

Zach Urlocker: And this really creates - you know, webMethods is now overnight the largest company in the business integration space with revenues of - a revenue run rate of over $100 million a year based on analyst expectations, over 350 customers and nearly 600 employees and together there's just an incredible blue chip install base of customers where we've got customers working together with the technologies and that's really important. Something that Charles mentioned is the products work together today already and are in production at, you know, customers like Federal Express, Juniper Networks and others.

Steven Buchsbaum: It's almost like the customers almost demanded this acquisition indirectly. I mean, you know, you guys woke up and say, hey, we got a, you know, good thing here and maybe we're stronger, you know, one plus one equals, you know, three.

Zach Urlocker: Yeah, I think that's exactly the case. We certainly at Active Software heard from many of our customers that they wanted to have end-to-end integration with B-to-B integration.

Steven Buchsbaum: How big is the industry? I think, you know, we've seen a lot of turmoil in the stocks, you know, B-to-B and they've gone up very high, Zach, and then they've gone down low again. How real is the business-to-business? Maybe you could, you know, enlighten our listeners because I think there's a lot of confusion exactly what B-to-B is?

Zach Urlocker: Well, certainly there's a lot of estimates out there from the likes of Forrester (FORR; http://www.forrester.com/) and Gartner (IT; http://www.gartner.com/) that put the market at, you know, many billions of dollars. One that we think is most interesting is IBC issued a report and expects that the combined market of EAI, enterprise application integration, and business-to-business integration is going to be $11.6 billion by the year 2003. And the important thing in their study is they saw the convergence of these markets because many of the same issues that customers are dealing with whether it's inside the enterprise or integrating with their trading partners is really the same kinds of issues.

Steven Buchsbaum: Now, what would be a typical customer that would use these products? You said FedEx. Is it the dot-coms, is it Internet companies, who's actually using these products right now?

Charles Allen: Well, from the webMethods side we're selling both to companies like Dell, Eastman Chemical, Granger, you know, large corporates, global 2000s that need to integrate internal systems as well as do direct integration with their top tier customers and suppliers and then we're also selling to folks like (Ventros), ChemConnect, (ChemMatch), you know, the e-steels of the world and you know, on the Active Side, the Active Software side, they're working with (ASDs) who are knitting applications together in more of a, you know, hub or marketplace like model.

Steven Buchsbaum: And who's going to compete with the combined entity? Is it a fragmented market now and you guys would be the dominant player?

Charles Allen: Well, it's interesting. I do want to make a qualifying statement about business-to-business integration. All enterprise application integration vendors have been moving to a story of, you know, business-to-business integration story but business-to-business integration really is a different discipline. You could certainly take (XML) and slap it on top of an application server or an enterprise application integration platform and achieve some measure of business-to-business integration and begin making claims about business-to-business integration. But when you look at the discipline, the need to support many different frameworks like (RosettaNet),like (BizTalk), like
(cXML), and there's a lot of others with (RK) names, you have to look at this as a different set of requirements and a different set of skillsets. So it, you know - long term business-to-business integration is about a) the speed with which you can connect and b) how big you can scale your trading community.

Zach Urlocker: There's really so much pressure on businesses today whether it's in the global 2000 or these new net - you know trading partner networks and exchanges that everybody's trying to figure out a way to deliver goods and services to markets faster, to have more consistent communications with their customers and basically run their business at a very rapid speed. You know the Internet has changed everybody's expectations and that's really what together we're able to provide customers. By having this common infrastructure, it enables companies to speed up their business. For example, Juniper Networks where webMethods and Active Software worked together, we enabled them to get their e-commerce Web site up live in half the time and we've enabled them to reduce the time it takes from fulfilling complex orders with what's known as available to (promise), we took that time down from three business days to under one minute.

Steven Buchsbaum:  Wow.

Zach Urlocker:  It gives them a tremendous responsiveness to their customers.

Steven Buchsbaum:  So I guess this is a 24 hour economy now?  I mean ...

Zach Urlocker:  It (INAUDIBLE) is.

Steven Buchsbaum:  ... (INAUDIBLE) real time, it doesn't stop?

Charles Allen:  Yeah, ...

Steven Buchsbaum:  What about globally ...

Charles Allen:  ... I think that's exactly it.

Steven Buchsbaum: ... are you guys more positioned - in terms of global, are you guys selling products outside the United States in this - will this, put it this way, give you a stronger competitive entry into the global markets?

Zach Urlocker: Yeah, I think Active Software has been a little bit ahead in Europe and made some tremendous inroads into Japan selling what through (NTT) Software but the most important thing is the combination. Together, now, I think we have seven or eight offices in Europe and you know literally dozens of offices around the world.

Steven Buchsbaum: What about the cultural? It seems like this was a good fit because you guys already collaborate on like, I think, six products, I think something like that?

Charles Allen: (INAUDIBLE) is, you know, for us is really the most critical aspect of, you know, this merging of interest in this acquisition and we have just been struck time and again by how perfectly suited the webMethods and the Active Software cultures are for each other. And really, you know, it's the (INAUDIBLE) to the core. It is a shared vision of how the technologies work together and how this marketplace is evolving.

Steven Buchsbaum: Because, you know, that's always the thing that derails mergers, you know?

Unknown:  You're absolutely right.

Steven Buchsbaum: (INAUDIBLE) classes of cultures. If you've got that, you guys got a pretty good chance. I mean I even see on the phone here you two get along. You think like you guys have one company for years. You know a lot of times you'll get people on the phone and even on the phone you're getting different visions exactly what the future is. You guys already seem so linked it's unbelievable.

Zach Urlocker:  Yeah, I think we can finish each others sentences at this point.

(LAUGHTER)

Steven Buchsbaum: What could go wrong? I mean could the slowdown in the economy, could Greenspan by raising rates slow down the B-to-B and this enterprise, you know, integration application or is this something that business must have irrespective of the economic cycle?

Zach Urlocker: I think it becomes a competitive requirement for the global 2000 and this new breed of exchanges. Now, we can't predict who's going to win, you know, these battles. Is it going to be the large manufacturing companies, the distribution companies or new wave of exchanges but the reality is they're all buying software infrastructure to make it happen. So you know, we're selling the pick axes and shovels that are fueling this revolution and you know, there was a study earlier this year and it showed that 75 percent of the CIOs and IT directors had budgeted for integration infrastructure software. So there's just a tremendous demand for this.

Steven Buchsbaum: So what would be the next step? I guess when will the merger be complete?

Charles Allen:  We expect near the end of August.

Steven Buchsbaum: And, well, I have to ask you this question as some people were surprised that Active Software, you know, Zach, sold out at such a low price given that the stock had traded almost to 150. How are the employees feeling? Do they feel that in the long run that this merger will make them, you know, even wealthier than they would have by themselves with their own stock price?

Zach Urlocker: You know we had a great team meeting yesterday with Charles Allen and Phillip Merrick the CEO and many other executives from webMethods getting together as well as all of the Bay Area employees of webMethods and it was just a unanimous, tremendous positive response because together this makes the company number one. And it's really not about well is it - is it - do we have to give up our name or our logo or other things, people want to win in this company and the vision is something that we have all - you know the vision is what's in alignment from the very beginning and so I think naturally our employees are very excited about it. And you know, the stock market we live in today is obviously a very volatile situation but we're in this for the long term and I think that's what every employee understands.

Steven Buchsbaum:  Anything to add there, Charles?

Charles Allen: Well, I can say, you know, we - this is not a case of East meeting West. I mentioned in the beginning that we have a strong West Coast presence which we consider a second headquarters already. And you know, from the cultural side, we are incredibly fortunate that we have, you know, close to 50 people out here that really will very rapidly be able to integrate with the Active Software employee base. And so it really is, I mean, as Zach mentioned, we were all together yesterday and the energy in the room was just stunning.

Steven Buchsbaum: Well, I want to thank both Zach and Charles for coming on and talking about this merger with webMethods buying Active Vision. Best of luck, gentlemen. Thanks for coming on RadioWallStreet.com and telling your story. Looks like a good one.

Charles Allen:  Thank a lot.

Zach Urlocker:  Thank you.

Steven Buchsbaum: Thanks a lot. This is Steven Buchsbaum. You've been listening to RadioWallStreet.com and make sure you check out our community sites. Just click on in and you come right in, listen to our - you know you've got questions for the hosts, please send them in. You want to interact with your fellow investors, you don't have to go through this bear market alone become part of our community. This is Steven Buchsbaum, thank you for listening to RadioWallStreet.com.

Operator: This concludes the program. A replay will be available approximately one hour from now.

On behalf of RadioWallStreet.com we would like to thank all of you for logging on today.

END
                           FORWARD-LOOKING STATEMENTS

The statements contained or incorporated by reference in this transcript regarding future financial performance and results and other statements that are not historical may constitute forward-looking statements with the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are based on the current expectations and beliefs of managements of webMethods and Active Software and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the webMethods or Active Software stockholders to approve the transaction; the risk that the webMethods and Active Software businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new product offerings.

For a detailed discussion of these and other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, webMethods' Registration Statement on Form S-1, as amended, and the joint proxy statement/prospectus to be filed by both companies as described below. webMethods' and Active Software's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         When used in this transcript, the words "anticipate," "believe," "estimate," "expect," "predict," "project," and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements and our results are subject to numerous risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed by such forward-looking statements.

                               GENERAL CONDITIONS

         The company information contained herein has been provided by Investor Broadcast Network, Inc. d/b/a RadioWallStreet ("RadioWallStreet") as an information service only and has not been independently verified by RadioWallStreet.

         The company information contained herein is subject to change without notice, and neither the company nor RadioWallStreet assume any responsibility to update the information in this or any future broadcast. The company and/or its employees, officers, affiliates, or members of their families may have long or short positions in any of the securities discussed in this or other broadcasts (and/or options or warrants relating thereto) and may purchase or sell these securities, options, or warrants from time to time in the open market or otherwise.

         Neither the company, RadioWallStreet, nor any of their respective employees, officers, affiliates, or moderators assumes any responsibility for, and does not guarantee, the accuracy, currency, completeness, or usefulness of company information contained herein.

         IT IS UNDERSTOOD THAT ANY INFORMATION, COMMENTARY, RECOMMENDATIONS, ADVICE, INVESTMENT IDEAS, OR MATERIAL PROVIDED IN ONLINE CONFERENCE OR TELECAST BY AN EMPLOYEE OR MODERATOR, ARE NOT THE VIEWS OF, OR ATTRIBUTABLE TO RADIOWALLSTREET, AND THAT ANY AND ALL INDIVIDUALS PROVIDING SUCH INFORMATION ARE NOT EMPLOYEES, AGENTS, OR REPRESENTATIVES OF RADIOWALLSTREET.

         USE OF THIS TRANSCRIPT IS ALSO SUBJECT TO ALL OF THE TERMS AND CONDITIONS GENERALLY APPLICABLE TO USE OF THE RADIOWALLSTREET WEB SITE. A COPY OF SUCH TERMS AND CONDITIONS MAY BE OBTAINED BY ACCESSING THE RADIOWALLSTREET WEB SITE AT WWW.VCALL.COM.


Where You Can Find Additional Information

Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. webMethods and Active Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from webMethods or Active Software by directing such requests to the respective addresses listed above.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods' stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in webMethods' Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from webMethods.

Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Active Software.

                                                       Filed by webMethods, Inc.
                                                  pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                         Subject Company:  Active Software, Inc.

                                                   Commission File No. 000-26367

The following is the textual rendition of a slide presentation about the proposed merger announced by webMethods, Inc. and Active Software, Inc. first made to a group of market analysts on May 30, 2000 by Phillip Merrick, President and Chief Executive Officer of webMethods, Inc, Mary Dridi, Chief Financial Officer of webMethods, Inc. and R. James Green, Chief Executive Officer and Chairman of the Board of Active Software, Inc. See below to find out where you can find additional information.

                               SLIDE PRESENTATION

SLIDE 1

                                [WebMethods logo]

      ACQUIRES ACTIVE SOFTWARE TO CREATE THE LEADER IN BUSINESS MANAGEMENT
                                    MAY 2000

SLIDE 2

                                 PHILLIP MERRICK
                    CHAIRMAN OF THE BOARD, PRESIDENT AND CEO

SLIDE 3

DEFINING BUSINESS INTEGRATION

-      Changes the landscape of e-business infrastructure:

       - Single infrastructure uniting internal business processes with trading partner integration across the network

       - First complete solution for end-to-end business integration for Global 2000 companies and B2B trading exchanges

-      Creates a business integration powerhouse:

       -      350+ customers worldwide
       -      Revenue run-rate in excess of $100M/year
       -      Approx. 600 employees; strong global presence
       - Tremendous set of partnerships among SIs, application vendors, B2B e-commerce companies, ASPs
       -      Largest pure-play business integration vendor

-      Product sets are already integrated

SLIDE 4

WEBMETHODS/ACTIVE SYNERGIES

-      Products already work together
-      Tremendous cross-selling opportunities within customers and partners
-      Both companies strong in Telcom, Financial Services and High Tech
-      Management strengths are complementary
-      Achieves desired stronger West Coast presence for webMethods

SLIDE 5

COMPANY OVERVIEW

                           webMethods                      Active Software
                           ----------                      ---------------
Founded                    June 1996                       September 1995

Product Focus              B2Bi                            EAI

Industry Focus             Telco, Financial Services,      Telco, Financial Services,
                           High Tech, Chemical             High Tech, Gov't/Educ.

# of Employees             310+                            260+

Quota Bearing Reps         25                              30

# of Customers             170+                            ~200

3/31/00 Q/E Revenue        $10.4 million                   $13.6 million

Key Partners               SAP, KPMG, EDS,                 HP, AMS, CSC, Corios,
                           Deloitte, Ariba, i2,            E&Y, EDS, NTT Soft,
                           Commerce One                    Arista Soft

Headquarters               Fairfax, VA                     Santa Clara, CA

International              Europe, (UK, Germany,           Europe (UK, Germany,
                           Netherlands)                    Netherlands, France)

SLIDE 6

COMBINED COMPANY OVERVIEW

                                   webMethods
                                   ----------
Founded                            June 1996

Product Focus                      Business Integration

Industry Focus                     Telco, Financial Services, High Tech
                                   Chemical, Gov't/ Educ.

# of Employees                     ~600

Quota Bearing Reps                 55

# of Customers                     ~350

3/31/00 Q/E Revenue                $24.0 million

Key Partners                       SAP, KPMG, EDS, Deloitte, Ariba, i2,
                                   Commerce One, HP, AMS, CSC, E&Y,
                                   & others

Headquarters                       Fairfax, VA, with a strong California
                                   Presence

International                      Europe, (UK, Germany, Netherlands,
                                   France)
                                   Direct and indirect APAC expansion
                                   Underway

SLIDE 7

THE PROBLEM

-      Heterogeneous computing environments
       -      Many applications, operating systems, and protocols
       -      Information sharing is difficult

[Graphic on left: Icon representing "Your company" with 7 arrows pointing out from it to icons representing, clockwise from top: Buyer using Legacy Systems, Buyer using SAP R/3, Buyer using Data base, B2B Marketplace, Web-enabled Supplier, Supplier using Gentran, Supplier using Baan Apps - with arrows pointing back to firewalls between outer icons and "Your Company" icon]

SLIDE 8

THE PROBLEM

-      Heterogeneous computing environments
       -      Many applications, operating systems, and protocols
       -      Information sharing is difficult

-      Inability to leverage ERP and legacy investments

[Graphic on left: Icon representing "Your company" with 7 arrows pointing out from it to icons representing, clockwise from top: Buyer using Legacy Systems, Buyer using SAP R/3, Buyer using Data base, B2B Marketplace, Web-enabled Supplier, Supplier using Gentran, Supplier using Baan Apps - with arrows pointing back to firewalls between outer icons and "Your Company" icon]

SLIDE 9

THE PROBLEM

-      Heterogeneous computing environments
       -      Many applications, operating systems, and protocols
       -      Information sharing is difficult

-      Inability to leverage ERP and legacy investments

-      External integration
       -      Between buyers, suppliers, B2B marketplaces

[Graphic on left: Icon representing "Your company" with 7 arrows pointing out from it to icons representing, clockwise from top: Buyer using Legacy Systems, Buyer using SAP R/3, Buyer using Data base, B2B Marketplace, Web-enabled Supplier, Supplier using Gentran, Supplier using Baan Apps - with arrows pointing back to firewall between outer icons and "Your Company" icon]

SLIDE 10

THE PROBLEM

-      Heterogeneous computing environments
       -      Many applications, operating systems, and protocols
       -      Information sharing is difficult

-      Inability to leverage ERP and legacy investments

-      External integration
       -      Between buyers, suppliers, B2B marketplaces

-      Internal integration
       -      Front-office/back-office

[Graphic on left: Icon representing "Your company" with 7 arrows pointing out from it to icons representing, clockwise from top: buyer using Legacy Systems, Buyer using SAP R/3, Buyer using Data base, B2B Marketplace, Web-enabled Supplier, Supplier using Gentran, Supplier using Baan Apps - with arrows pointing back to bricks between outer icons and "Your Company" icon]

SLIDE 11

CUSTOMERS ARE FRUSTRATED

"If I asked my people once, I asked 1,000 times: Why can't I get both internal and external integration solutions from one vendor. And each time the answer was: because nobody has both."

Dennis Jones, CIO, Federal Express

SLIDE 12

BUSINESS INTEGRATION OPPORTUNITY(1)

"Combined, these markets EAI and B2Bi will grow from $2.2 billion in 1998 to $11.6 billion in 2003." - Upside Magazine

[Graphic on left: Ellipse with B2Bi on it in center, surrounded by circles linked together, with the following on each, clockwise from the top: eCommerce Software #13.1 Bn, Internet Procurement Applications $5.4 Bn, CRM(2) $16.8 Bn, Supply Chain Management Applications $22.9 Bn, ERP(2) $66.6 Bn, EDI $2.3 Bn]

Footnotes:
(1) Projected 2003 estimates according to IDC.
(2) Projected 2003 estimates according to AMR.

SLIDE 13

REQUIREMENTS FOR END-TO-END BUSINESS INTEGRATION

-      Application Integration/Dynamic Adapters
-      Reliable and Secure Transport
-      Scalability to Large Number of Partners
-      Data Mapping
-      Ease of Implementation
-      Real-Time Exchange
-      Flexibility
-      Not Limited to Specific Enterprise Applications

SLIDE 14

THE WEBMETHODS SOLUTION...

-      webMethods B2B
       -      Integration between enterprises

-      webMethods B2B for Portals
       -      Integration platform for B2B marketplaces

-      webMethods B2B for Partners
       -      Rapid integration for trading partners

[Graphic on left: Icon representing "Your company" with 7 arrows pointing out from it to icons representing, clockwise from top: Buyer using Legacy Systems, Buyer using SAP R/3, Buyer using Data base, B2B Marketplace, Web-enabled Supplier, Supplier using Gentran, Supplier using Baan Apps - with arrows pointing back from outer icons to the "Your Company" icon. Arrows pointing to and from the "Your Company" icon now pass through the firewalls that had separated them in the earlier slides.]

SLIDE 15

 ...COMBINED WITH ACTIVE'S SOLUTION...

[Graphic in center: showing person on computer linked to web server, Netscape, which is linked to graphic of Product Configurator, Seletica (with logo), which is linked to Active's logo, which is linked to each of the following: graphic showing Clarify logo and internet support, graphic showing QAD logo and symbols representing Financial System, and graphic of gears representing Mainframe Inventory System]

SLIDE 16

 ... CREATES THE FIRST COMPLETE BUSINESS INTEGRATION SOLUTION

[Graphic:

         The graphic is divided into two dark rectangular plains. The space on the left side of the graphic is labeled Internal Business Processes; the space on the right is labeled Trading Network. In the center of the space depicting Internal Business Processes, on the plane labeled TCP/IP Network, is the webMethods cog representing webMethods Business Integration Solutions. Emanating from the cog are seven lit paths with arrows pointing toward and away from the central cog. Six of the paths have graphics on them labeled as follows from top right to bottom left: Legacy/Mainframe Systems; Packaged Front Office and Back Office Systems; Any ERP System; E-Commerce Systems; Relational Database Systems; Custom Applications; and Other.

The seventh path crosses over to the space labeled Trading Network, where it breaks into seven distinct paths on the plane labeled Internet. Each of the seven paths has a graphic at its end labeled as follows running clockwise from top left to bottom left: Supplier Using Legacy Mainframe; Buyer Using Any ERP System; Supplier Using EDI; B2B Marketplace; Buyer Using ODBC Database; Application Service Provider, Supplier with XML website. Arrows point both toward these graphics and away from the graphics back toward the center cog in the Internal Business Processes space.]

SLIDE 17

COMPETITIVE LANDSCAPE

[Graphic: shaded rectangle lined on the left by an upwards arrow titled:
Customer Size and Complexity, lined on the bottom with an arrow titled: Internal Only Integration. Bottom arrow concludes at point with text: Complete Business Integration. Shaded, internal area of rectangle contains the logos of: webMethods at the maximum point for customer size and complexity and complete business integration; Tibco, high on the customer size axis but with internal only integration; Vitria Technology, Inc., lower on the customer size axis but further along toward complete business integration; Bluestone Software, low on the customer size axis and having internal only integration; OnDisplay, about midway down the customer size axis and midway between internal only integration and complete business integration; and Extricity Software, slightly lower on the customer size axis and further along toward complete business integration than Online]

SLIDE 18

WEBMETHODS AND ACTIVE'S JOINT CUSTOMERS

[logos of the following companies: Federal Express, Juniper Networks, Hewlett Packard, GE Medical Systems, orderzone.com, Avnet, Citibank and Dresdner Kleinwort Benson]

SLIDE 19

ANALYST VALIDATION

- "This deal represents the integration of two vendors that have solid positions in the two sides of the application integration market... Gartner believes this business combination will result in a company large enough to claim achievement of the critical mass required to support B2B initiatives of any size." - Gartner, May 22, 2000.

- "This purchase fuses together internal and external infrastructure for e-business... Now webMethods can offer all that in one stop." - AMR Research, May 22, 2000.

- "This acquisition brings together two infrastructure leaders whose software solutions fully address the integration requirements of Global 2000 companies and industry trading exchanges, both within the enterprise and across business-to-business (b-to-b) trading networks." - Current Analysis, May 23, 2000

SLIDE 20

WEBMETHODS BLUE CHIP CUSTOMERS...

High Technology Manufacturing     Financial Services     Application Vendors
-----------------------------     ------------------     -------------------
Hewlett Parkard logo              Citibank logo          Oracle logo
Dell logo                         Dresdner Kleinwort     PSDI logo
Apple logo                           Benson logo         Sterling Commerce logo
Synnex logo                       Visa logo              SAP logo
National Semiconductor logo       First Union logo
NEC Systems, Inc. logo            Dun & Bradstreet
Hitachi logo                         logo
Cisco Systems logo                Security First logo
Compaq logo                       Euler logo
3Com logo
Juniper Networks logo
Lexmark logo
Siemens logo
MicroAge logo

SLIDE 21

WEBMETHODS BLUE CHIP CUSTOMERS...

Chemicals                  Telcom                             Shipping and Logisitics
---------                  ------                             -----------------------
Eastman logo               AT&T logo                          Federal Express logo
Geon logo                  Bell Atlantic logo                 DHL logo
OxyChem logo               Lucent Technologies
S logo                          logo
FMC Worldwide logo         Ericsson logo                      Industrial
Ashland logo               Cable & Wireless logo              ----------
                           Telstra logo                       GE logo
                                                              Orbital Sciences logo
                                                              Grainger logo

SLIDE 22

 ... AND MARKETPLACES

[logos of each of the following: VerticalNet, mySAP.com, Concur Technologies, ChemConnect, Commerce One, Grainger.com, e-steel, Ariba, Ventro, Channelpoint, retail.com, buzzsaw.com, SupplyWorks, TPN Marketplace, MRO.com, Staples.com, sameday.com]

SLIDE 23

LEADING SOLUTIONS FOR ROSETTANET

[logos of each of the following: SAP, Avnet, Hewlett Packard, MicorAge, NEC, Marshall, firstsource.com, Compaq, CompUSA, Synnex, VEBA Electronics, Juniper Networks]

SLIDE 24

ACTIVE SOFTWARE'S CUSTOMERS...

High Technology Manufacturing     Financial Services             Telcom
-----------------------------     ------------------             ------
Hewlett Packard logo              Citibank logo                  Teligent logo
Motorola logo                     Dresdner Kleinwort             MediaOne logo
Redback Networks logo               Benson logo                  Arcor logo
VeriFone logo                     Warburg Dillon Read logo       Lucent
Intuit logo                       Wells Fargo logo                 Technologies
Corio logo                        ABN-AMRO logo                     logo
Intraware logo                    Fidelity Investments logo      Telecel logo
Cisco Systems logo                Prudential logo                Level (3) logo
Sun Microsystems logo             KBC logo                       RCN logo
Cadence logo                      SecureTrade logo               Telenordia logo
Juniper Networks logo             Daiwa logo                     Bouygues logo
Adobe logo                        Chase logo                     SBC logo
AserA logo                        ADP logo
Agilent logo

SLIDE 25

ACTIVE SOFTWARE'S CUSTOMERS

Retail/eCommerce           Government                         Shipping/Industrial
----------------           ----------                         -------------------
Interworld logo            National Security                  Boeing logo
Time logo                    Agency logo                      Trane logo
Homepoint logo             Department of                      Federal Express logo
VitaminShoppe logo           Defense logo                     C.H. Robinson Worldwide logo
Perotsystems logo          State of California                orderzone.com logo
OutPurchase.com logo         San Diego County                 GE logo
Longs Drugs logo             logo                             Avnet Marshall logo
OKI logo                   Lockheed Martin logo
TrailWorks.com logo        Toronto logo                       Energy/Utilities
                                                              ----------------
EDS logo                   NIMA logo
Starbucks Coffee logo      U.S. Department of                 American Electric Power logo

GoTo.com logo                Transportation logo              Cinergy logo
Herman Miller logo         Virgina Community                  Union Gas logo
                             College System logo              Williams logo
                           Intergraph logo                    Idaho Power logo

SLIDE 26

THE POWER OF RELATIONSHIPS

[graphic on left of SAP and Ariba logos]

SLIDE 27

THE POWER OF RELATIONSHIPS

[Graphic on left of SAP logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Siemens, mySAP.com, Hewlett Packard, Grainger, FMC, Geon, Ashland, Philips, Compaq]

[Graphic on left of Ariba logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Dell, Premier, Federal Express, VerticalNet]

SLIDE 28

VIRAL SELLING MODEL

[Graphic on left of SAP logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Siemens, mySAP.com, Hewlett Packard, Grainger, FMC, Geon, Ashland, Philips, Compaq]

[Graphic on left of Ariba logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Dell, Premier, Federal Express, VerticalNet]

[Graphic on right of arrow leading out of mySAP.com logo (from graphic on left) pointing to logo of Corporate Express]

[Graphic on right of arrow leading out of Grainger logo (from graphic on left) pointing to logo of MRO.com]

[Graphic on right of arrow leading out of Geon logo (from graphic on left) pointing to logo of OxyChem]

[Graphic on right of arrow leading out of Dell logo (from graphic on left) pointing to logo of Eastman Chemical Company]

[Graphic on right of arrow leading out of Premier logo (from graphic on left) pointing to logo of Alliant]

[Graphic on right of arrow leading out of VerticalNet logo (from graphic on left) pointing to logo of e-steel.com with branching arrow pointing to logo of buzzsaw.com]

SLIDE 29

 ...VIRAL SELLING MODE

[Graphic on left of SAP logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Siemens, mySAP.com, Hewlett Packard, Grainger, FMC, Geon, Ashland, Philips, Compaq]

[Graphic on left of Ariba logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Dell, Premier, Federal Express, VerticalNet]

[Graphic in center of arrow leading out of mySAP.com logo (from graphic on left) pointing to logo of Corporate Express]

[Graphic on right of arrow leading out of Hewlett Packard logo (from graphic on left) pointing to logo of PC ServiceSource]

[Graphic in center of arrow leading out of Grainger logo (from graphic on left) pointing to logo of MRO.com]

[Graphic on right of arrow leading out of MRO.com logo (from center graphic) pointing to logo of cmgi]

[Graphic in center of arrow leading out of Geon logo (from graphic on left) pointing to logo of OxyChem]

[Graphic in center of arrow leading out of Dell logo (from graphic on left) pointing to logo of Eastman Chemical Company]

[Graphic on right of arrow leading out of Eastman Chemical Company logo (from center graphic) pointing to ChemConnect logo with branching arrow pointing to Ventro logo]

[Graphic in center of arrow leading out of Premier logo (from graphic on left) pointing to logo of Alliant]

[Graphic in center of arrow leading out of VerticalNet logo (from graphic on left) pointing to logo of e-steel.com with branching arrow pointing to logo of buzzsaw.com]

SLIDE 30

GLOBAL MULTI-CHANNEL DISTRIBUTION STRATEGY

-      Combined direct sales force of 55
- Strong relationships with key resellers, systems integrators and international distributors
-      Joint marketing agreements with customers and partners
-      OEM agreements with enterprise application partners

SLIDE 31

LEADING PARTNERSHIPS

[Graphic of shaded circle on right, containing the logos of SAP, i2, KPMG, Microsoft, EDS, Andersen Consulting, Oracle, Dell, Ariba, Deloitte & Touche, CommerceOne, SeraNova and Lante, overlapping a circle on the left, containing the logos of AMS, CSC, Ernst & Young, Siemens, Siebel, Corio, AserA, Hewlett Packard, and Sun Microsystems. KPMG, EDS, Oracle and Deloitte & Touche are in the overlapping areas.]

SLIDE 32

GLOBAL DISTRIBUTION CAPABILITIES

[Graphic of map of the world with areas shaded and/or marked to represent:
Current webMethods Directs Sales Offices, Current Active Offices, Projected Direct Sales Offices, Current Indirect Sales Coverage and Projected Indirect Sales Coverage]

SLIDE 33

5 POINT GROWTH STRATEGY

[Graphic showing the following text in individual shaded rectangles on the left:

1. Leverage Customers and Partners as Distribution Channels and capitalize on cross-selling opportunities
2.     Extend Technology and Product Leadership
3.     Leverage Professional Services Capabilities
4.     Expand Global Sales Efforts
5.     Recurring Revenue Model

Arrow from each of the above rectangles pointing to one shaded circle on the right containing the text: Rapid Predictable Revenue Growth]

SLIDE 34

WORLD CLASS MANAGEMENT TEAM

Name                       Title                                Company
--------------             -----------------                    --------------------
Phillip Merrick            Chairman, President and CEO          webMethods
Jim Green                  CTO, EVP Product Dev.                Active Software
Mary Dridi                 Chief Financial Officer              webMethods
David Mitchell             Chief Operating Officer              webMethods
John Dempsey               VP Professional Services             Active Software
Caren DeWitt               VP Marketing                         webMethods
Charles Allen              VP Industry Solutions                webMethods
Craig Chapman              VP Business Development              webMethods
Zack Urlocker              VP Product Marketing                 Active Software
Chris Halligan             VP North American Sales              webMethods
Roy Murphy                 GM Europe                            Active Software
Tom Erickson               GM Asia Pacific                      webMethods

SLIDE 35

JIM GREEN
CHAIRMAN OF THE BOARD, PRESIDENT AND CEO
ACTIVE SOFTWARE

CTO, EVP PRODUCT DEV. AND BOARD MEMBER
WEBMETHODS

SLIDE 36

ACTIVE SOFTWARE OVERVIEW

[Graphic of shaded box containing the following text:

         Active Software turns any business into an eBusiness, operating faster, leaner and more responsively to customers by dynamically integrating enterprise application in real time]

SLIDE 37

PRODUCT SYNERGIES

         Active's Strengths                          webMethods' Strengths
         ------------------                          ---------------------
-     Inside the Firewall                            -    Outside the Firewall
-     High Performance                               -    XML and B2Bi Leadership
-     Pkg'd App Interactions                         -    Internet Security and Transport
-     Mainframe Interactions                         -    Standards Compliance
-     Transactional Support                          -    RosettaNet and other B2B
-     Business Process Modeling/                            Standards
         Automation
-     Wide Range of Adapters

SLIDE 38

ACTIVEWORKS PRODUCTS OVERVIEW

[Graphic of Active logo linked by connection lines to shaded outline boxes with figures representing, clockwise from the top: RDBS, Mainframes, Custom Applications (including text of Java, Cobol, C/C++), Middleware (including text of CORBA, MQ Series, ActiveX Com), Internet (including text of B2B, e-commerce) and Packaged Applications (including text of Back Office, Front Office, Customer Service)]

SLIDE 39

INTEGRATED EAI + B2Bi
KEY DIFFERENTIATORS

-      Broadest B2B protocol support
-      Leader in B2Bi,EAI, RosettaNet and XML
-      End-to-end (B2B-to-ERP-to-Mainframe) with full transactional capabilities

-      Broadest scope of adapters
-      Key Global 2000 customers
-      Strong distribution partnerships
-      Powerful viral model
-      Dramatic customer benefits and rapid ROI

SLIDE 40

[Graphic on left of SAP logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Siemens, mySAP.com, Hewlett Packard, Grainger, FMC, Geon, Ashland, Philips, Compaq]

[Graphic on left of Ariba logo with arrows pointing out to the logos of each of the following companies, from top to bottom: Dell, Premier, Federal Express, VerticalNet]

[Graphic in center of arrow leading out of mySAP.com logo (from graphic on left) pointing to logo of Corporate Express]

[Graphic on right of arrow leading out of Hewlett Packard logo (from graphic on left) pointing to logo of PC ServiceSource]

[Graphic in center of arrow leading out of Grainger logo (from graphic on left) pointing to logo of MRO.com]

[Graphic on right of arrow leading out of MRO.com logo (from center graphic) pointing to logo of cmgi]

[Graphic in center of arrow leading out of Geon logo (from graphic on left) pointing to logo of OxyChem]

[Graphic in center of arrow leading out of Dell logo (from graphic on left) pointing to logo of Eastman Chemical Company]

[Graphic on right of arrow leading out of Eastman Chemical Company logo (from center graphic) pointing to ChemConnect logo with branching arrow pointing to Ventro logo]

[Graphic in center of arrow leading out of Premier logo (from graphic on left) pointing to logo of Alliant]

SLIDE 41

JUNIPER NETWORKS JOINT CUSTOMER CASE STUDY

[logo of Juniper Networks in upper right side under title of slide]

-      Business challenge
       -      Need to configure and sell over Internet
       -      Integrate outsourced B2B manufacturer
       -      Time to market is critical

-      Business impact
       - Customer, part, order info synchronized across applications in 90 days
       -      End-to-end enterprise, B2B integration
       -      eCommerce live in half projected time
       -      Reduced IT costs by 2% of revenues

"Congrats on the acquisition of Active Software - now we have the best of both worlds! As a customer, I am very pleased to see this." - Juniper Networks, May 22, 2000

SLIDE 42

MARY DRIDI
CHIEF FINANCIAL OFFICER

SLIDE 43

DEAL TERMS

- Structure: Tax free exchange of stock expected to be accounted for as a pooling of interests
-      Exchange Ratio: 0.527 WEBM shares for each Active shares

-      Shares to be issued: 13.6 million plus 2.2 million in options
-      Active Ownership: 28% on a fully diluted basis
-      Other deal terms:
       -      Voting agreements signed
       -      No Solicitation of alternative proposals; fiduciary out
       -      Break-up fees
       -      Strategic Agreement

SLIDE 44

INTEGRATION PLANS

-      Senior Management Structure Already Defined
-      Preliminary Integration Planning has begun
       -      Benefit analysis
       -      Facilities discussions
       -      Sales force interviews completed
-      Senior Management Experience in acquisitions integration
-      Acquisition integration firm has been selected

SLIDE 45

COMBINED TOTAL REVENUE GROWTH

[Graph showing combined growth of webMethods and Active Software as follows:

       -      Dec-98, 4.3 million
       -      Mar-99, 5.8 million
       -      Jun-99, 8.1 million
       -      Sep-99, 11.0 million
       -      Dec-99, 17.3 million
       -      Mar-00, 24.0 million

Numbers representing millions run up left side of graph in increments of five million. Dates run along bottom of graph in increments of three months representing end of each fiscal quarter. Rise of revenue growth represented in graph by one column per quarter end date. Each column is divided into dark gray to represent webMethods totals and light gray to represent Active Software totals, to show both individual and combined totals. Arrow outlines growth on graph and shows text: 41% Quarterly Growth]

SLIDE 46

COMBINED HEADCOUNT

[Graph representing combined headcount of webMethods and Active Software as follows:
       -      June 99 - 209
       -      Sept 99 - 295
       -      Dec 99 - 360
       -      Mar 00 - 496

Numbers representing employees run up left side of graph in increments of 100. Dates run along bottom of graph in increments of three months. Headcount growth is shown in graph by one column per date. Each column is divided into dark gray to represent webMethods' headcount and light gray to represent Active Software's headcount, to show both individual and combined headcount totals. Text at top of graph: Almost 600 employees today]

SLIDE 47

PRO FORMA BALANCE SHEET

$ millions                                  March 31, 2000
                                            --------------
         Cash & Marketable
         Securities                         $234.1

         Current Ratio                      5.9

         DSO - Gross                        60

         Total Assets                       $271.2

         Deferred revenue                   $22.2

         Total Debt                         $1.6

         Equity                             $269.7

SLIDE 48

HIGHY PREDICTABLE REVENUE MODEL

[Graphic of each of the following text items in rectangles with alternating shades of dark gray and light gray making up one rectangular box:

-      Next two year renewable licenses
-      Two year license renewal
-      Maintenance and support fees
-      Professional Services
-      Recurring quarterly license fees]

SLIDE 49

HIGHLY PREDICTABLE REVENUE MODEL

[Graphic: Text below placed in gray shaded box with percentage amounts outside of the box to the left in an unshaded area with lines indicating to which text they correspond:

                     25% - New two year renewable licenses
--------------------------------------------------------------------------------
                     15% - Two year license renewals
                     10% - Maintenance and support fees
75%{                 25% - Professional Services
                     25% - Recurring quarterly license fees

lines in graphic show the 75% amount on the far left encompassing the last four percentage amounts to its right]

SLIDE 50

TARGET BUSINESS MODEL

% OF REVENUE                                                  TARGET
--------------------------------------------------------------------------------
Gross Margin                                                  85%

Sales & Marketing                                             40%

Research & Development                                        18%

General Administrative                                         9%
--------------------------------------------------------------------------------
OPERATING MARGIN                                              16-18%

SLIDE 51

FIRST WEEK RESULTS...

-      All major customers and partners contacted
       -      Met with enthusiastic response

-      CEOs met with teams in Santa Clara, Fairfax, Seattle and Europe
       -      Both staffs extremely positive

-      At least ten joint sales calls
       -      Sales teams engaging on regional basis

-      Several major deals closed
       -      on schedule, or ahead of schedule as result of acquisition

-      Both companies moved to top of short list in several competitive deals
       -      no report of negative impact

--------------------------------------------------------------------------------

This slide presentation contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of webMethods and Active Software and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the webMethods or Active Software stockholders to approve the transaction; the risk that the webMethods and Active Software businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new product offerings.

For a detailed discussion of these and other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, webMethods' Registration Statement on Form S-1, as amended, and the joint proxy statement/prospectus to be filed by both companies as described below. webMethods' and Active Software's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Where You Can Find Additional Information

Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. webMethods and Active Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from webMethods or Active Software by directing such requests to the respective addresses listed above.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods' stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in webMethods' Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the webMethods contact listed above.

Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Active Software contact listed above.